United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2016

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   ☒    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes    ☐    No     ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes    ☐    No     ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes    ☐    No     ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page	5

Transmitted only to SEC, NYSE, CVM, BM&FBOVESPA, AMF, Euronext Paris and HKEx

Vale informs decrease of relevant shareholding ownership

Rio de Janeiro, May 9, 2016 — Vale S.A. (Vale) informs, pursuant to Paragraph 6 of Article 12 of Ruling 358/02 issued by the Brazilian Securities Commission (CVM), as subsequently amended, that Capital Group International, Inc (CGII), as an independent investment division of Capital Research and Management Company, a company organized and existing under the laws of the United States of America, headquartered at 333, Southern Hope Street, Los Angeles, California 900071, United States of America (“CRMC”), and legally represented in Brazil by J.P. Morgan S.A. Distributor Securities, registered with the CNPJ/MF under no 33.851.205/0001-30, and Citibank DTVM S.A., registered with the CNPJ/MF under no 33.868.597/001-40, decreased the number of  preferred class “A” shares issued by Vale on May 06, 2016, through transactions on behalf of its clients on stock exchanges.

CGII owned 202,753,500 preferred shares, corresponding to 10.00% of this type of share and, as a result of these transactions, now manages a total of 202,272,464 preferred shares, representing 9.98% of this type of share.

In addition to the aforementioned share participation, Capital Research Global Investors, also as an independent division of investments at CRMC, administers 204,367,633 preferred shares, corresponding to 10.08% of this type of share, and Capital World Investors, Inc., part of the same group as CGII, as holding companies of overseas investment management companies, manages 5,620,000 preferred shares, corresponding to 0.28% of this type of share.

CGII also stated that: (i) it is a minority investment that does not alter the control or the administrative structure of Vale; (ii) there is not, at this time, a specific quantity of shares issued by Vale being targeted by CGII; (iii) there are no other securities or derivatives referenced to such shares held directly or indirectly by CGII or person or persons attached to it; (iv) there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Vale where CGII or a related party are involved.

For further information, please contact:

+55-21-3485-3900

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission

(SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: May 09, 2016		Director of Investor Relations